
02052349

FORM 6-K


RECD S.E.C.
AUG 2 2 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Unaudited Financial Statements
For the Six Months ended June 30, 2002

Commission file number
333-10886

Dunlop Standard Aerospace Holdings plc
(Exact name of registrant as specified in its charter)

Holbrook Lane
Coventry CV6 4AA
United Kingdom
(Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934 ,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunlop Standard Aerospace Holdings plc

By:____________________
David Unruh
Chief Financial Officer

August 21, 2002

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED PROFIT AND LOSS
(Unaudited)

	For the quarter Ended June 30,		*For the six months Ended June 30,*	
	2002	*2001*	*2002*	*2001*
	£'000	*£'000*	*£'000*	*£'000*
Sales	£110,601	£115,010	£221,868	£224,415
Cost of goods sold	78,365	82,966	158,916	160,910
Gross margin	32,236	32,044	62,952	63,505
Selling, general, admin & other expenses	14,074	11,111	27,572	25,046
Operating profit	18,162	20,933	35,380	38,459
Finance costs, net	11,434	10,753	22,608	20,444
Profit on ordinary activities before taxation	6,728	10,180	12,772	18,015
Taxation	2,734	3,607	4,815	6,653
Profit for the financial period	**£3,994**	**£6,573**	**£7,957**	**£11,362**

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

	30 June 2002 £'000	*30 June 2001 £'000*	*31 December 2001 £'000*
Fixed assets			
Intangible fixed assets:			
Goodwill	£319,885	£328,480	£325,097
Development costs / licenses	29,233	28,268	30,609
Total Intangible fixed assets	349,118	356,748	355,709
Tangible fixed assets	182,925	169,193	174,697
Total Intangible and Tangible Fixed Assets	532,043	525,941	530,403
Current assets			
Debtors:			
Trade & other debtors	107,720	131,985	102,163
Deferred costs - initial parts provided	24,093	17,511	23,110
Stocks	68,653	71,051	68,496
Cash at bank and in hand	11,626	13,354	40,598
Total Current Assets	212,092	233,901	234,367
Creditors – Amounts falling due within one year			
Trade and other creditors	(93,822)	(102,702)	(92,053)
Current portion of long term debt	(24,725)	(23,853)	(54,394)
Total Creditors	(118,547)	(126,555)	(146,477)
Net current assets	93,545	107,346	87,920
Total assets less current liabilities	625,588	633,287	618,323
Creditors – Amounts falling due after more than one year			
Bank loans and Senior notes	(377,599)	(395,803)	(371,101)
Accruals and deferred income	(7,985)	(15,050)	(12,986)
	(385,584)	(410,853)	(384,087)
Provisions for liabilities & charges	(18,544)	(14,794)	(17,506)
Net assets	**£221,460**	**£207,640**	**£216,730**
Share capital and reserves			
160,000,000 ordinary shares of £1 each			
Called up share capital	£160,000	£160,000	£160,000
Profit and loss account	61,460	47,640	56,730
Total equity shareholders' funds	**£221,460**	**£207,640**	**£216,730**

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONSDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(Unaudited)

	30 June 2002 £'000	*30 June 2001 £'000*	*31 December 2001 £'000*
Profit for the financial period before dividends	£7,957	£11,362	£20,754
Exchange adjustments	(3,227)	362	60
Total recognised gains and losses	**£4,730**	**£11,724**	**£20,814**
Profit and Loss – Beginning	56,730	35,916	35,916
Profit and Loss - Ending	**£61,460**	**£47,640**	**£56,730**

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
(Unaudited)

	Six Months Ended 30 June 2002 £'000	*Six Months Ended 30 June 2001 £'000*	*Year Ended 31 December 2001 £'000*
Profit for the financial period	£7,957	£11,362	£20,754
Exchange adjustments	(3,227)	362	60
Net increase in shareholders' funds	**4,730**	**11,724**	**20,814**
Shareholders' funds – beginning of period	216,730	195,916	195,916
Shareholders' funds – end of period	**£221,460**	**£207,640**	**£216,730**

The accompanying notes are an integral part of these condensed financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(Unaudited)

	Quarter Ended 30 June 2002 £'000	*Quarter Ended 30 June 2001 £'000*	*Six Months Ended 30 June 2002 £'000*	*Six Months Ended 30 June 2001 £'000*
Operating profit	£18,162	£20,933	£35,380	£38,459
Depreciation	3,569	3,103	7,027	6,133
Amortisation of deferred costs	972	991	2,158	2,292
Gain / (loss) on disposal of fixed assets	12	(31)	15	(31)
Change in stock	(1,515)	457	(2,669)	(3,459)
Change in debtors	5,357	2,585	(13,317)	(11,977)
Change in trade & other creditors	(4,871)	(11,785)	1,131	(11,974)
Change in accruals & deferred income	(844)	110	(1,698)	1,408
Net cash inflow from operating activities	**20,842**	**16,363**	**28,027**	**20,851**
Returns on investments and servicing of finance				
Interest and finance charges paid	(16,724)	(10,397)	(22,262)	(19,385)
Finance lease interest paid	-	(4)	-	(12)
Net cash (outflow) from returns on investments and servicing of finance	**(16,724)**	**(10,401)**	**(22,262)**	**(19,397)**
Taxation				
Tax paid	**(88)**	**(5,417)**	**(1,322)**	**(6,327)**
Capital expenditure and financial investment				
(Payments) to acquire tangible fixed assets – net	(9,731)	(5,805)	(20,617)	(10,617)
(Payments) for development expenditure, licensing and OEM fees	(450)	(2,066)	(740)	(3,786)
Net cash (outflow) from capital expenditure and financial investment	**(10,181)**	**(7,871)**	**(21,357)**	**(14,403)**
Currency and other	**(1,699)**	**1,484**	**(1,699)**	**1,570**
Net cash inflow / (outflow) before financing	**(7,850)**	**(5,842)**	**(18,613)**	**(17,706)**
Financing				
Bank loans (repaid) /received	(12,400)	(10,240)	3,445	(10,240)
Working capital loans	17,000	4,167	(2,000)	4,167
Capital element of finance lease payments	-	(87)	-	(220)
Net cash (outflow) / inflow from financing	**4,600**	**(6,160)**	**1,445**	**(6,293)**
Increase (decrease) in cash	**(3,250)**	**(12,002)**	**(17,168)**	**(23,999)**
Exchange adjustments	(598)	1,090	(269)	1,393
Cash – beginning of period	15,474	24,266	29,063	35,960
Cash – end of period (net of bank overdrafts)	**£11,626**	**£13,354**	**£11,626**	**£13,354**

The accompanying notes are an integral part of these condensed financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Interim Condensed Financial Statements

During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follows the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. A copy of the Company's 1999 to 2001 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 30 June 2002 and 30 June 2001, and the results of its operations and cash flows for the six month periods ended 30 June 2002 and 2001.

Certain of the comparative financial information has been restated to conform to the current presentation.

Foreign Exchange Rates

The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements in United States Dollars, to Pound Sterling:

		Six Months Ended June 2002	*Six Months Ended June 2001*	*Year Ended Dec. 2001*
Income Statement	£ =	$1.44	$1.44	$1.44
Balance Sheet	£ =	$1.52	$1.41	$1.45

2. Nature of operations

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was £537 million, which included £22 million in acquisition expenses. This was financed by debt of £382 million and equity of £155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was £311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to £312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 'Impairment of fixed assets and goodwill', goodwill will be reviewed annually for possible impairment. In 2001, the review resulted in a full provision being made in respect of the group's operations in Australia.

3. SENIOR NOTES

On 7 May 1999, the Company issued an offering memorandum for US $225 million of 11 7/8% Senior Notes due 2009. The proceeds were used to repay mezzanine financing which had been set up at closing to complete the acquisition of the aerospace businesses from BTR plc. In September 1999 an exchange offer for these Senior Notes was proposed, which closed effective 6th November 1999.

4. SEGMENTAL ANALYSIS

The group reports results of its business divisions in two segments, Engine Repair and Overhaul, and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.

Sales	*Quarter Ended 30 June 2002 £'000*	*Quarter Ended 30 June 2001 £'000*	*Six months Ended 30 June 2002 £'000*	*Six months Ended 30 June 2001 £'000*
Engine Repair and Overhaul	£76,067	£75,845	£152,672	£148,447
Design and Manufacturing	34,534	39,165	69,196	75,968
Total Sales	**£110,601**	**£115,010**	**£221,868**	**224,415**
Operating Profit				
Engine Repair and Overhaul	6,968	6,734	13,138	12,062
Design and Manufacturing	11,194	14,199	22,242	26,397
Operating profit before finance costs and taxation	18,162	20,933	35,380	38,459
Finance costs	(11,434)	(10,753)	(22,608)	(20,444)
Profit on ordinary activities before tax	6,728	10,180	12,772	18,015
Taxation	(2,734)	(3,607)	(4,815)	(6,653)
Profit for the financial period	**£3,994**	**£6,573**	**£7,957**	**£11,362**

Net Operating Assets	**30 June 2002** *£'000*	**30 June 2001** *£'000*	**31 December 2001** *£'000*
Engine Repair and Overhaul	£189,412	£186,484	£173,302
Design and Manufacturing	136,786	126,558	134,638
Sub-total	326,198	313,042	307,940
Unallocated net liabilities	(6,261)	(6,087)	(6,569)
Goodwill	319,885	328,480	325,097
Taxation	(27,664)	(21,191)	(24,841)
Net debt (including current portion but net of cash)	(390,698)	(406,604)	(384,897)
Shareholders' funds	**£221,460**	**£207,640**	**£216,730**

PART 2 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 30 June 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2001 and 2000 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 30 June 2002 are not necessarily indicative of results that will be achieved during the year ending 31 December 2002.

1. RESULTS OF OPERATIONS – PERIOD ENDED 30 JUNE 2002

Sales

Net sales decreased £4.4 million (3.8%) to £110.6 million in the second quarter of 2002 compared to £115.0 million in the second quarter of 2001. Design and Manufacturing 2002 second quarter sales decreased 11.2%, compared to the second quarter of 2001. Sales of new manufactured OEM parts continue to lag behind sales in 2001. Orders of parts for large commercial aircraft have slowed from the prior year. Engine Repair and Overhaul second quarter 2002 sales were broadly in line with second quarter of 2001. While the regional turboprop airline markets have declined substantially from 2001, military and regional jet service revenues have offset the shortfall.

Gross Margin
Gross margin increased £0.2 million (0.1%) during the second quarter of 2002, compared to the second quarter of 2001. Design and Manufacturing second quarter gross margin was down £1.3 million (6.7%), a lower percentage decrease than sales due to a change in Wheels and Brake product mix. Engine Repair & Overhaul second quarter gross margin increased £1.5 million (11.6%) reflecting a lower number of direct employees as well as overhead cost savings during the second quarter of 2002.

Selling, General, Administration & Other Expenses
Total selling, general, administration and other expenses increased £3.0M (26.7%) in the second quarter of 2002, compared to the second quarter of 2001. Design and Manufacturing selling, general, administration and other expenses increased £1.7 million (34.5%) in the second quarter of 2002 compared with the second quarter of 2001. In 2001, a one-off recovery of royalties relating to our wheel and brake ABS patent was recorded in the amount of £1.0 million. Engine Repair & Overhaul selling, general, administration and other expenses increased £1.3 million (20.5%) during the second quarter of 2002 compared with the second quarter of 2001, primarily reflecting a larger management cost structure to support growing geographical presence and the new CF34 programme.

Operating Profit
Operating profit during the second quarter of 2002 was £2.8 million (13.1%) lower than the second quarter of 2001, primarily as a result of lower sales in Design and Manufacturing.

Design and Manufacturing Division operating profit for the second quarter of 2002 was £3.0 million (21.2%) lower than the second quarter of 2001 reflecting reduced sales. Engine Repair and Overhaul operating profit for the second quarter of 2002 was £0.2 million (3.6%) above the second quarter of 2001.

Finance Costs
Interest expense rose to £11.4 million (6.3%) during the second quarter of 2002 from £10.8 million in the second quarter of 2001. This increase was due to increased borrowing rates. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program.

Amortisation of finance costs during the second quarter of 2002 was approximately the same as the second quarter of 2001.

Taxation
Taxation charge for the second quarter of 2002 reflects an average tax rate of 41% of profit on ordinary activities before taxation (2001: 35%).

Net earnings
Net earnings were £4.0 million in the second quarter of 2002 compared to £6.6 million for the second quarter of 2001. The primary reason for the decline is lower Design & Manufacturing Division sales, and the one time recovery of £1.0 million of royalty fees in 2001.

New Programmes
On April 18, 2002, Dunlop Aerospace Limited, one of our subsidiaries, in partnership with Honeywell Aircraft Landing Systems, was selected to supply wheels and brakes to the Airbus A380 aircraft. The Dunlop-Honeywell team will provide a comprehensive support package for the A380 with Dunlop supplying nose wheels, carbon heatpacks, and torque tubes.

Initial Public Offering
On 28 June 2002 a new company, Dunlop Standard Limited ("DSL") filed a registration statement on Form F-1 with the Securities and Exchange Commission (SEC) relating to a proposed Initial Public Offering ("IPO") on the New York Stock Exchange. The prospectus proposed amongst other things, and subject to completion, that immediately prior to the closing of the proposed offering, DSL would acquire all the outstanding shares of Dunlop Standard Aerospace Group Limited, the Company's parent. A portion of the funds received from this proposed transaction would have been made available to repurchase the outstanding Senior Notes of the company. On 1 July 2002 an offer was made to purchase up to $112,500,000 of the outstanding Senior Notes at a price between $1,055 to $1,100 per $1,000 principal plus accrued interest, subject to completion of the IPO. On 24 July 2002 DSL postponed the IPO due to market conditions and the company terminated its tender offer for the 11⅞% Senior Notes.

2. *LIQUIDITY AND CAPITAL RESOURCES*

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

- fund capital expenditures for the maintenance of our facilities;
- purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;
- expand our business, including the completion of the facility to service the General Electric CF34 engine;
- fund potential acquisitions consistent with our business strategy;
- fund debt service requirements;
- fund research and development;
- fund new program bids;
- fund working capital requirements;
- fund expenditures on free-of-charge brake ship-sets;
- fund costs of obtaining OEM authorizations; and
- fund taxation arising in various jurisdictions.

Working Capital
Net current assets increased £5.6 million (6.4%) from £87.9 million at 31 December 2001 to £93.5 million at 30 June 2002. Working capital increases from 31 December 2001, primarily debtors, relate to increased volumes in Engine Repair and Overhaul.

Capital Expenditure
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first six months of 2002 totalled £21.4 million. Capital expenditures are higher than in the first six months of 2001 by £10 million. These expenditures are primarily for payments for capital associated with the new CF34 programme. Expenditures of £12.0 million were made on this programme in the first six months of 2002. Other expenditures are primarily for new equipment and facilities, as well as development costs related primarily to braking programmes.

Cash Flow
Operating cash flow was £28.0 million for the first six months of 2002. This is an increase of £7.2 million over the same period in 2001 as improved working capital performance in 2002 versus the first six months in 2001 offset the decrease in earnings.

Hedging

The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arranges forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. The Company believes that this has substantially reduced the interest rate risks associated with its debt. The hedging arrangements cover the majority of the Company's borrowings up to November 2002. The principal hedging arrangements are interest rate caps and collars where appropriate. The interest rate collar fixes the maximum rate of interest that the Company will bear on US $161 million of the Company's obligations under the credit agreement. For this US $161 million, the cap is fixed at 7% plus applicable margin and there is a floor of 3.81% plus applicable margin.

The swap contracts hedge an average of £110 million and US $245 million of debt by swapping floating LIBOR interest rates into fixed rates, as detailed in notes to the Company's 2001 Report and Group Accounts. There has been no material change in the market risks faced by the Company since the end of the fiscal year ended 31 December 2001 and described in notes to the Company's 2001 Report and Group Accounts.

Borrowings and Equity

At 30 June 2002, the Company had £402.3 million outstanding in total borrowings, of which £24.7 million is due within one year.

The Company made the scheduled repayment of £12.4 million on 3rd April 2002 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement. The scheduled repayment in October 2001 was being held at 31 December, 2001 by the bank but not applied to the debt. The £11.4 million was released and credited to the outstanding debt on 31 January, 2002. The Company, during the quarter, made drawings on the revolving credit facility of £17.0 million.

In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the term loan capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. The total term loan capex facility was reduced from £75 million to £49.1 million as a result. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. We also paid the banks a one-time fee of £350,000 in connection with the amendment. At 30 June 2002 £30.7 million of this facility has been drawn, of which £14.8 million was drawn during the first six months of 2002. The Company also has available to it a £50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 30 June 2002, £17.0 million is outstanding. In addition, approximately £11 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

By: 
Name: David Unruh
Title: Chief Financial Officer
Date: August 21, 2002